02 MAR 13 AM 8:25

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

02015822

8th March 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Information:
Study Reveals Significant Country Differences in online usage by businesses

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\judi\docs\adr's\sec 280202.doc

PRESS INFORMATION

Date: **Embargoed until 28 February 2002**

Contact: **Mica Quinn, International PR Manager, Taylor Nelson Sofres**
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

OR: **Paul Stelmaszczyk/Liz Kearney, Camargue**
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com

STUDY REVEALS SIGNIFICANT COUNTRY DIFFERENCES IN ONLINE USAGE BY BUSINESSES

Around nine out of ten companies in the US (93 percent) and UK (86 percent) are now using the internet for activities such as CRM, marketing, order fulfilment and selling to deal with customers according to research by Taylor Nelson Sofres Information Technology. In contrast, six out of ten (60 per cent) organisations in Japan and fewer than four out of ten (36 per cent) organistions in France are using the internet as a marketing channel or customer service mechanism.

Similar results are found for internet usage across key internal business functions such as employee schedule management, knowledge management, supply chain management and training, with companies in Denmark, France, Japan and Singapore reporting fewer internal uses of internet applications than their UK and US counterparts.

Overall, US and UK companies claim to use an average of five different internet applications out of the ten that they were able to choose from, ie CRM, email, employee schedule management, knowledge management, marketing, order fulfilment, selling, supply chain management, training and wireless access to the internet. In comparison, the average is between two and three different applications in the other countries surveyed.

/Cont'd...

These findings suggest that the US and UK have developed a more comprehensive use of the internet for a wider range of applications by investing more heavily in e-solutions in recent years. In contrast, companies in countries like Japan and France have typically focused on more traditional methods of marketing and selling products and have been slower to adopt wider internet applications, beyond email.

Whilst companies within the US and UK markets are likely to have invested more in e-solutions in recent years than their Japanese and French counterparts, the research indicates that around two thirds of companies in both the US (63 per cent) and UK (66 per cent) intended to ***decrease*** their internet-related expenditure over the next year. In contrast, similar proportions in France (56 per cent) and Japan (61 per cent) expected to ***increase*** internet-related expenditure over the same period of time. This could be explained by the fact that markets such as the US and UK have already made significant levels of investment in e-solutions and are now starting to realise the benefits of this investment, which is not the case in other markets.

Chandra Chaterji, Senior Vice President, Taylor Nelson Sofres Information Technology commented: "Our findings show that some markets have clearly been much faster than others in realising the potential of the internet for business applications other then email. In many ways this is a reflection of the cultural differences towards doing business in different countries. In Japan, and to some extent in France too, face-to-face contact continues to be extremely important and the more impersonal approach of an online transaction may still not be considered to be a satisfactory way of conducting business. Nonetheless, there seems to be a realisation in markets like Japan, France and elsewhere that investment in e-solutions has lagged behind that in some other major economies and there is a need to start exploring the full potential of online applications to businesses in the future."

-Ends-

/Cont'd...

Note to Editors

This study was undertaken using on line interviews conducted during July-August 2001 with 555 IT decision makers in six countries (Denmark, France, Japan, Singapore, UK and US). Results from Taylor Nelson Sofres' E-Solutions Adoption by Businesses study are available upon request.

Taylor Nelson Sofres Information Technology is a sector of Taylor Nelson Sofres and one of the largest practices in custom market research for information technology (IT) marketers. On a regular basis TNS conducts multi-country studies that transcend clients' individual needs and takes the pulse of the IT marketplace. Recent examples are the Global E-Commerce Report 2001, which reports on consumers' adoption of the Internet and wireless devices around the world; the European UMTS Monitor 2001, and the Asia Pacific M-Commerce study 2001, which both report on consumers' adoption of wireless devices.

About Taylor Nelson Sofres

Through its network of offices in more than 50 countries, Taylor Nelson Sofres provides marketing information services to leading national and multi-national companies operating in over 80 countries. It is ranked as the fourth largest marketing information group in the world. Further information on Taylor Nelson Sofres is available from the corporate Web site:
http://www.tnsofres.com

Press Enquiries

For further information, please contact:

Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Paul Stelmaszczyk/Liz Kearney, Camargue
Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com